Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

As of November 30, 2014
Name of the Subsidiary	State or Country in Which Organized

BPO Holdco Coöperatief U.A.	Netherlands

Concentrix Corporation	New York

Concentrix Global Holdings, Inc.	Delaware

Concentrix Services (Netherlands) B.V	Netherlands

SYNNEX Canada Limited	Canada

SYNNEX Finance Hybrid II, LLC	California

SYNNEX GBS Limited	Bermuda

SYNNEX Investment Holdings Corporation	British Virgin Islands